EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-84072, 333-120960, 333-151566, 333-151568, 333-160758, and 333-162300 on Form S-8 of our report dated March 30, 2011, relating to the financial statements of Stage Stores, Inc. and the effectiveness of Stage Stores, Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Stage Stores, Inc. for the year ended January 29, 2011.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 30, 2011